                                                                  EXHIBIT (a)(9)

                                 [CLARUS LOGO]

              Supplemental Letter Regarding Option Exchange Offer

July 26, 2001


Dear Employee Option Holder:

     As you know, on July 9, 2001, we commenced our offer to tender for exchange your currently outstanding employee stock options (vested and unvested) granted on or after November 1, 1999 (the "Offer"). These options have been granted to you under the Amended and Restated Stock Incentive Plan of Clarus Corporation (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") or the SQL 1992 Stock Option Plan (the "SQL Plan" and, together with the Incentive Plan and the SAI Plan, the "Plans"). The purpose of this Supplemental Letter is to communicate to you certain minor modifications which have been made to the Offer.

     These modifications are reflected in the Offer to Exchange dated July 9, 2001, the Letter of Transmittal and the Notice of Withdrawal, each as modified, all of which are available to you on our intranet or by contacting Clarus,
Attention: Pam Ellis, as directed below. These documents are also available on the SEC's Internet site at http://www.sec.gov. We encourage you to carefully review this Supplemental Letter and the Offer to Exchange, Letter of Transmittal and Notice of Withdrawal, as modified, prior to making any decision whether to tender your options for exchange.

     The modifications made to the Offer are to reflect the following points:

     . Action of our Board of Directors or Compensation Committee is necessary to authorize the grant of the new options to be awarded in exchange for tendered options. Although we anticipate that such action will be taken promptly in order for the grant of the new options to be made as soon as possible after the expiration of the six-month period following cancellation of the options accepted for exchange, we cannot provide assurance that the issuance of the new options will not be significantly delayed beyond the projected grant date as a result of the need for such action by the Board or the Compensation Committee.

     . In addition to the withdrawal rights that are currently described in the Offer (in particular, see Section 4 of the Offer to Exchange dated July 9,
2001), eligible option holders have the right to withdraw their elections to tender options for exchange after the expiration of 40 business days from the commencement of the offer (that is, September 4, 2001) if we have not yet accepted the options for payment.

     . In response to comments received from the Staff of the SEC, we have modified the representations contained in the Letter of Transmittal (paragraph number "(1)" on page 2 and the first paragraph on page 4) to remove the "read [and] understand" portion of such statements. If you have already signed and returned your Letter of Transmittal, we will deem the "read [and] understand" portion of such statements as having been removed. If you have not yet completed and returned your Letter of Transmittal and elect to tender your options for exchange, you should sign and return the updated version of the Letter of Transmittal, which does not contain the "read [and] understand" portion of such representations. The updated Letter of Transmittal can be obtained on our intranet or by contacting Clarus, Attention: Pam Ellis, as directed below.

     Except as described above, the terms and conditions of the Offer are unchanged. Should you have any questions concerning the Offer or this Supplemental Letter, please contact Pam Ellis, at telephone: (770) 291-5394, facsimile: (770) 291-4775 or e-mail: ellisp@claruscorp.com. We thank you for your continued efforts on behalf of Clarus Corporation.

                              Sincerely,

                              /s/ Stephen P. Jeffery
                              _____________________________________
                              Stephen P. Jeffery
                              Chief Executive Officer